July 29, 2025

Charles Allen
Chief Executive Officer
BTCS Inc.
9466 Georgia Avenue, No. 124
Silver Spring, MD 20910

       Re: BTCS Inc.
           Draft Registration Statement on Form S-3
           Submitted July 23, 2025
           CIK No. 0001436229
Dear Charles Allen:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Lin at 202-551-3552 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets
cc:   Brian Bernstein